UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NorthWestern Corporation

(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation or Organization)	46-0172280 (I.R.S. Employer Identification No.)

3010 W. 69th Street Sioux Falls, South Dakota (Address of Principal Executive Offices)	57108 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:	Name of each exchange on which each class is to be registered
Common Stock, par value $.01	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.    ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing of the Common Stock on the New York Stock Exchange on or about May 1, 2008, and the Company’s related voluntary withdrawal of the listing of the Common Stock on the NASDAQ Global Select Market.

The following is a summary of our common stock and certain provisions of our certificate of incorporation and bylaws. As summaries, they do not purport to be complete and are qualified in their entirety by reference to our certificate of incorporation and bylaws.

CAPITAL STOCK

GENERAL

We are authorized to issue 200,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.01 par value per share.

COMMON STOCK

As of March 31, 2008, there were 38,972,551 shares of our common stock outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of NorthWestern, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS WHICH COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL

Provisions of our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 50,000,000 shares of preferred stock, $0.01 par value per share, in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock.

Other Provisions of Certificate of Incorporation

Our certificate of incorporation prevents a stockholder from taking action by written consent which may make it more difficult for those in control of the corporation to take certain actions because a stockholder meeting will have to be held. In addition, directors may be removed only for cause and only by the affirmative vote of holders holding at least 66-2/3% of the voting power of all outstanding shares of capital stock, voting together as a single class. This provision may make it more difficult to gain control of the board of directors. Our certificate of incorporation also requires that any business combination with an “interested stockholder” be approved either by a majority of disinterested directors, or by the holders of 66-2/3% of voting stock, excluding stock held by the interested stockholder and related parties. For this purpose, an “interested stockholder” is a stockholder who beneficially owns 10% or more of the voting stock of the corporation. This provision may make it more difficult for significant stockholders to take control of the corporation by merger.

By-laws

Our by-laws also include an advance notice provision. The provision provides, subject to certain exceptions, that any stockholder who wishes to nominate a director for election or make a proposal for business to be considered by the stockholders at the annual meeting must deliver a notice to the corporation not later than 90 days nor earlier than 120 days prior to the first anniversary date of the prior years annual meeting. The notice must comply with designated requirements, including certain information regarding any director nomination. The by-laws include a similar provision for special meetings of stockholders, but provide that the notice must be delivered not earlier than 120 days prior to the special meeting, nor later than the later of 90 days prior to the special meeting or ten days after the date on which public announcement is made of the date of such meeting was first made. These provisions may prevent persons from proposing competing slates of directors or obtaining actions of the stockholders. Our by-laws also include similar provisions to our certificate of incorporation regarding prohibitions on stockholder actions by written consent and removal of directors.

Item 2.	Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized.

NorthWestern Corporation
By:
________________________________________
Thomas J. Knapp
Vice President, General Counsel and Corporate Secretary

Dated: April 3, 2008

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